Exhibit (a)(5)(B)

Smith & Wesson Holding Corporation Increases Tender Offer Price

SPRINGFIELD, Mass., July 10, 2013 — Smith & Wesson Holding Corporation (NASDAQ Global Select Market: SWHC), a leader in firearm manufacturing and design, today announced that it has increased the purchase price to be paid in its previously announced fixed-price cash tender offer (the “Offer”) from $10.00 per share to $11.00 per share for an aggregate purchase price of up to $75.0 million. As a result of the increase to the purchase price, the company has decreased the maximum number of shares it is offering to purchase in the Offer. The company also extended the expiration date of the Offer to 12:00 midnight, New York City time, on the evening of July 23, 2013. The Offer otherwise remains subject to all previously announced terms and conditions.

The company announced on June 13, 2013 that its Board of Directors had approved the repurchase of up to $100.0 million of the company’s outstanding common stock, including the repurchase for cash of up to $75.0 million of common stock by way of a fixed-price issuer tender offer, with the remaining authorized balance to be repurchased in open market or privately negotiated transactions.

The increased purchase price of $11.00 per share represents an increase of 10% over the original $10.00 per share purchase price and a premium of approximately 18.3% to the closing price of $9.30 on June 13, 2013, the last full trading day before the company announced its intention to commence the Offer.

A Supplement to the Offer to Purchase, the Amended Letter of Transmittal, and other Offer materials reflecting the amended terms of the Offer will be promptly filed with the Securities and Exchange Commission and forwarded to the company’s stockholders. Tenders of shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to the expiration date of the Offer. Stockholders who have already tendered shares in the Offer will receive the benefit of the $11.00 per share purchase price and need not take any action in order to do so. In addition, stockholders who have already tendered shares in the Offer may withdraw their tender at any time on or prior to the expiration date of the Offer.

The depositary for the Offer has informed Smith & Wesson that, as of 5:00 p.m. on Tuesday, July 9, 2013, 64,680 shares have been tendered and not withdrawn.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities. The Offer is being made only pursuant to the terms and subject to the conditions contained in the Offer to Purchase, the Supplement to the Offer to Purchase, the Amended Letter of Transmittal, and related Offer materials. Those materials are available to Smith & Wesson Holding Corporation stockholders at no expense to them. In addition, all of those materials, and all other Offer documents filed with the SEC, are available at no charge on the SEC’s website at www.sec.gov. Additionally, the stockholders may obtain the Offer documents at no charge by contacting the information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833). Stockholders are urged to carefully read these materials prior to making any decision with respect to the Offer. Cowen and Company, LLC is serving as dealer manager for the Offer.

About Smith & Wesson

Smith & Wesson Holding Corporation (NASDAQ Global Select Market: SWHC) is a U.S.-based leader in firearm manufacturing and design, delivering a broad portfolio of quality firearms, related products, and training to the global military, law enforcement, and consumer markets. The company’s brands include Smith & Wesson®, M&P® and Thompson/Center Arms™. Smith & Wesson facilities are located in Massachusetts and Maine. For more information on Smith & Wesson, log on to www.smith-wesson.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements are identifiable by words or phrases such as “anticipates,” “intends,” “expects,” “believes” and “will,” and similar words and phrases. Certain statements contained in this press release may be deemed to be forward-looking statements under federal securities laws, and we intend that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include statements relating to the Offer. We caution that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include, among others, the uses of proceeds from the sale of the New Notes. Additional information about the risk factors to which we are exposed and other factors that may adversely affect these forward-looking statements is contained in our reports and filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2013. Investors should not place undue reliance on forward-looking statements as predictions of future results. The company undertakes no obligation to update or revise any forward-looking statements to reflect developments or information obtained after the date of this press release except as otherwise required by law.

Contact: Liz Sharp, VP Investor Relations

Smith & Wesson Holding Corp.

(413) 747-3304

lsharp@smith-wesson.com